Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
UNIVERSAL CORPORATION

	Six Months
	Ended
	September 30,	Fiscal Year Ended March 31,
	2011	2011	2010	2009	2008	2007
	(in thousands, except for ratios)
Earnings
Pretax income from continuing operations before equity in pretax earnings (loss) of unconsolidated affiliates	$34,749	$234,265	$234,252	$176,606	$166,782	$120,642
Fixed charges (net of interest capitalized)	13,053	27,845	29,226	40,797	48,014	59,376
Distribution of earnings from unconsolidated affiliates	16,724	—	11,983	8,680	9,189	7,878

Total Earnings	$64,526	$262,110	$275,461	$226,083	$223,985	$187,896
Fixed Charges and Preference Dividends
Interest expense	$11,198	$23,058	$24,210	$35,631	$41,908	$53,794
Interest capitalized	—	—	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	607	1,260	1,837	948	1,767	1,697
Interest component of rent expense	1,248	3,527	3,179	4,218	4,339	3,885

Total Fixed Charges	13,053	27,845	29,226	40,797	48,014	59,376

Dividends on convertible perpetual preferred stock (pretax)	11,423	22,846	22,846	22,846	22,846	22,592

Total Fixed Charges and Preference Dividends	$24,476	$50,691	$52,072	$63,643	$70,860	$81,968

Ratio of Earnings to Fixed Charges	4.94	9.41	9.43	5.54	4.66	3.16

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	2.64	5.17	5.29	3.55	3.16	2.29